SUB-ITEM 77C: Submission of matters to a vote of security holders

ALPINE GLOBAL CONSUMER GROWTH FUND

On March 19, 2015, the Alpine Global Consumer Growth Fund (the “Fund”), held a special meeting of shareholders. Shareholders of record on January 7, 2015 were entitled to vote on the proposals. At the meeting, the proposal was approved by the shareholders of the Fund, and the following votes were recorded:

Proposal 1: To consider and approve the liquidation and termination of the Fund pursuant to the Plan of Liquidation (the “Plan”).

For	213,669
Withheld	0